FORM 11 - K/A



                          SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549



          (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended December 31, 1994

                                         OR

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                 [NO FEE REQUIRED]


                  For the transition period from.......to.......


                           Commission file number 001-01228




                    Employee Investment Plan of Stone & Webster,
                    Incorporated and Participating Subsidiaries
                              (Full title of the Plan)




                           Stone & Webster, Incorporated
                    250 West 34th Street, New York, N.Y.  10119
                                   (212) 290-7500
               (Name of issuer of the securities held pursuant to the
              Plan and the address of its principal executive office)

          Form 11-K/A for the year ended     Employee Investment Plan of
          December 31, 1994                  Stone & Webster, Incorporated
                                             and Participating Subsidiaries





                               REQUIRED INFORMATION

                         The balance sheet with fund information of the
               Plan as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information and supplemental schedules for the year ended December 31, 1994, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                     SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                       INCORPORATED AND PARTICIPATING SUBSIDIARIES

                             By   /s/ PETER F. DURNING
                                      Peter F. Durning
                            Secretary of the Committee under the Plan


          Date:  July 7, 1995

          Form 11-K/A for the year ended     Employee Investment Plan of
          December 31, 1994                  Stone & Webster, Incorporated
                                             and Participating Subsidiaries



                             EMPLOYEE INVESTMENT PLAN
                          of STONE & WEBSTER,INCORPORATED
                           and PARTICIPATING SUBSIDIARIES

                           INDEX OF FINANCIAL STATEMENTS
                             and SUPPLEMENTAL SCHEDULES


                                                            Pages

          Report of Independent Accountants                        4-5

          Consent of Independent Accountants                       6

          Financial Statements:
            Statement of income and changes in plan equity
              with fund information for the year
              ended December 31, 1994                              7

            Balance sheet with fund information
             as of December 31, 1994                               8

            Balance sheet with fund information
             as of December 31, 1993                               9

            Notes to financial statements                          10-15

                                         2



          Supplemental Schedules:
            Schedule of assets held for
              investment purposes at
              December 31, 1994 (Form 5500, Item 27a)              16-35

            Schedule of reportable transactions
              for the year ended December 31, 1994
              (Form 5500, Item 27d)                                36




                                    COOPERS & LYBRAND L.L.P.
                                    certified public accountants



                         REPORT OF INDEPENDENT ACCOUNTANTS

                                      ________

          To the Committee under the
            Employee Investment Plan of Stone & Webster,
            Incorporated and Participating Subsidiaries:

          We have audited the balance sheet with fund information of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the results of its operations and changes in its plan equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page

                                         3



          3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the balance sheet with fund information and the statement of income and changes in plan equity with fund information is presented for purposes of additional analysis rather than to present the balance sheet with fund information and the statement of income and changes in plan equity with fund information of each fund. The supplemental schedules and

          Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/     COOPERS & LYBRAND L.L.P.

          New York, New York
          May 12, 1995

                                        COOPERS & LYBRAND L.L.P.
                                        certified public accountants



                         CONSENT OF INDEPENDENT ACCOUNTANTS

                                      ________



          We consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 33-23594) of our report dated May 12, 1995, on our audits of the balance sheet with fund information of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information and supplemental schedules for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K for the year ended December 31, 1994.



                                     /s/  COOPERS & LYBRAND L.L.P.



          New York, New York
          June 29, 1995

          EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                        AND PARTICIPATING SUBSIDIARIES

     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                     For the Year Ended December 31, 1994
                    (All dollar amounts are in thousands.)

                                                                                                       Non-
                                                                                                       Participant
                                                           Participant-Directed                        Directed
                                        ----------------------------------------------------------  ---------------
                                         Stone &                          Value   Assured               Stone &
                                         Webster    Equity   Short Term  Equity   Interest  Loans       Webster
                                        Stock Fund   Fund       Fund      Fund     Fund    Account    Stock Fund      Total
                                        ----------  -------  ----------  -------  -------  -------  ---------------  --------
Contributions:
  Employees (Notes 3 and 4)............  $  1,859   $ 5,183   $    975   $ 6,012  $5,023                             $ 19,052
  Employer (Notes 3 and 4).............                                                                 $ 2,534         2,534
                                          -------    ------    -------    ------  -------                ------        ------
                                            1,859     5,183        975     6,012   5,023                  2,534        21,586
Inter-Fund Transfers...................    (1,044)      387       (684)    2,189  (1,534 ) $  686                          --
Income From Investments:
  Dividends............................       456       681                  200                            718         2,055
  Interest.............................        27       465        858     1,377   5,360                     47         8,134
                                          -------    ------    -------    ------  -------                ------        ------
                                              483     1,146        858     1,577   5,360                    765        10,189
Net Appreciation (Depreciation) in Fair
  Value of Investments.................     4,035    (2,456)      (303)   (2,863)                         6,999         5,412
                                          -------   -------    -------   -------  -------  ------        ------
        Total Additions................     5,333     4,260        846     6,915   8,849      686        10,298        37,187
Distributions to Participants..........     3,027     8,576      2,213     7,468  12,252      793         5,403        39,732
                                          -------   -------    -------   -------  -------  ------        ------
Net Change in Plan Equity..............     2,306    (4,316)    (1,367)     (553) (3,403 )   (107 )       4,895        (2,545)
Plan Equity--December 31, 1993.........    20,836    64,701     16,163    54,426  89,172    6,532        35,204       287,034
                                          -------   -------    -------   -------  -------  ------        ------
Plan Equity--December 31, 1994.........  $ 23,142   $60,385   $ 14,796   $53,873  $85,769  $6,425       $40,099      $284,489
                                          =======   =======    =======   =======  =======  ======       =======

                      See Notes to Financial Statements


          EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                        AND PARTICIPATING SUBSIDIARIES

                     BALANCE SHEET WITH FUND INFORMATION

                              December 31, 1994
                    (All dollar amounts are in thousands.)

                                    ASSETS

                                                                                                         Non-
                                                                                                      Participant
                                                           Participant-Directed                        Directed
                                        ----------------------------------------------------------  ---------------
                                         Stone &                          Value   Assured               Stone &
                                         Webster    Equity   Short Term  Equity   Interest  Loans       Webster
                                        Stock Fund   Fund       Fund      Fund     Fund    Account    Stock Fund      Total
                                        ----------  -------  ----------  -------  -------  -------  ---------------  --------
Investments at Market Value (Note 2):
  Stone & Webster, Incorporated Common
    Stock (1,885,634 shares, cost
    $49,075)............................  $ 22,927                                                      $39,770      $ 62,697
  Participation in The Chase Manhattan
    Bank, N.A. pooled trust funds for
    employee benefit plans:
    Medium Capitalization Equity Fund
      (cost $1,950).....................            $ 3,982                                                             3,982
    Small Capitalization Growth Fund
      (cost $678).......................              1,584                                                             1,584
    Short Intermediate Maturity Fund
      (cost $4,866).....................                      $  4,551                                                  4,551
    Temporary Investment Fund (cost
      $51,513)..........................        88   11,407     10,197   $29,668                            153        51,513
    Domestic Liquidity Fund
      (cost $6,524).....................                                          $ 6,524                               6,524
  Common Stock (cost $55,019)...........             42,717               23,105                                       65,822
  Guaranteed Interest Contracts (cost
    $78,732) (Note 5)...................                                           78,732                              78,732
  U.S. Treasury Bills (cost $1,082).....                                   1,097                                        1,097
Cash....................................                  6                    2        2                                  10
Contributions Receivable:
  Employees.............................         6       18          3        20       15                                  62
  Employer..............................                                                                     13            13
Dividends Receivable....................       104       82                   10                            179           375
Interest Receivable.....................                            29                400                                 429
Loans Receivable (Note 6)...............                                                   $6,425         6,425         6,425
Inter-Fund Receivable (Payable).........        (6)     (77)        16       (29)      96                                  --
Stock Purchases Receivable..............        23      666                                                  39           728
                                          --------  -------   ---------  -------  -------  -------      -------      --------
        Total Assets....................  $ 23,142  $60,385   $ 14,796   $53,873  $85,769  $6,425       $40,154      $284,544
                                          ========  =======   =========  =======  =======  ======       =======      ========

LIABILITIES AND PLAN EQUITY
Forfeiture Credits......................                                                                $    55      $     55
Plan Equity (Notes 2 and 9).............  $ 23,142  $60,385   $ 14,796   $53,873  $85,769  $6,425        40,099       284,489
                                          --------  -------   ---------  -------  -------  ------       -------      --------
        Total Liabilities and Plan
          Equity........................  $ 23,142  $60,385   $ 14,796   $53,873  $85,769  $6,425       $40,154      $284,544
                                          ========  =======   =========  =======  =======  ======       =======      ========

                      See Notes to Financial Statements


          EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                        AND PARTICIPATING SUBSIDIARIES

                     BALANCE SHEET WITH FUND INFORMATION

                              December 31, 1993
                    (All dollar amounts are in thousands.)

                                    ASSETS

                                                                                                           Non-
                                                                                                          Participant
                                                       Participant-Directed                               Directed
                                ------------------------------------------------------------------        -------
                                Stone &                                                                   Stone &
                                Webster                  Short       Value      Assured                   Webster
                                 Stock      Equity       Term       Equity      Interest    Loans          Stock
                                 Fund        Fund        Fund        Fund        Fund       Account        Fund           Total


Investments at Market Value
(Note 2):
 Stone & Webster,
   Incorporated Common Stock
   (2,014,888 shares, cost
   $51,277)..................   $20,704                                                                   $34,957        $ 55,661
 Participation in The Chase
   Manhattan Bank, N.A.
   pooled trust funds for
   employee benefit plans:
   Medium Capitalization
     Equity Fund
     (cost $1,900)...........               $ 4,164                                                                         4,164
   Small Capitalization
     Growth Fund
     (cost $670).............                 1,730                                                                         1,730
   Short Intermediate
     Maturity Fund
     (cost $4,516)...........                           $ 4,505                                                             4,505
   Temporary Investment Fund
     (cost $18,382)..........        46         469      11,642     $ 6,147                                    78          18,382
   Domestic Liquidity Fund
     (cost $7,644)...........                                                   $ 7,644                                     7,644
 Common Stock (cost
   $61,230)..................                58,147                  29,943                                                88,090
 Guaranteed Interest
   Contracts (cost $81,388)
   (Note 5)..................                                                    81,388                                    81,388
 U.S. Treasury Bills (cost
   $18,007)..................                                        18,082                                                18,082
 U.S. Government Agencies
   (cost $13)................                                                        13                                        13
Cash.........................         1                                   3                                                     4
Contributions Receivable:
 Employees...................         5          10           2          12          12                                        41
 Employer....................                                                                                   8               8
Dividends Receivable.........       112          50                       9                                   190             361
Interest Receivable..........                                32                     426                                       458
Loans Receivable (Note 6)....                                                               $6,532                          6,532
Inter-Fund Receivable
 (Payable)...................       (32)        131         (18)        230        (311)                                       --
                                -------     -------     -------     -------     --------    ------        -------        --------
       Total Assets..........   $20,836     $64,701     $16,163     $54,426     $89,172     $6,532        $35,233        $287,063
                                ========    ========    =======     =======     ========    ======        ========       ========

LIABILITIES AND PLAN EQUITY
Forfeiture Credits...........                                                                             $    29        $     29
Plan Equity (Notes 2 and
 9)..........................   $20,836     $64,701     $16,163     $54,426     $89,172     $6,532         35,204         287,034
                                -------     -------     -------     -------     -------     ------        -------        --------
       Total Liabilities and
         Plan Equity.........   $20,836     $64,701     $16,163     $54,426     $89,172     $6,532        $35,233        $287,063
                                ========    ========    ========    ========    ========    =======       ========       ========

                      See Notes to Financial Statements




                        NOTES TO FINANCIAL STATEMENTS
      (All dollar amounts, except per share amounts, are in thousands.)

 (1) Plan Description:

      The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Boards of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time.

      As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan"). In general, the Plan permits employees to make contributions on an after-tax basis and, by entering into salary reduction agreements with their employers, to have before-tax contributions made on their behalf. Under the Internal Revenue Code, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

      Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions on the next 4% of employee investments vest upon completion of five years of service, or earlier upon death, disability or attainment of age 65. Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the valuation date coinciding with or next following their date of termination. Distributions may be deferred by a participant to a quarterly date which is not later than the end of the year in which the participant attains age 70. Terminating employees may elect to receive a lump-sum distribution or to receive distribution in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. Withdrawals may be made as of any quarterly valuation date on 30 days notice.

      There were approximately 3,500 employee participants at December 31, 1994 and approximately 4,100 employee participants at December 31, 1993.

      The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the common stock of the Company, thereby strengthening their interest in its progress and (3) to attract and retain capable personnel.

      The Trustee under the Plan is The Chase Manhattan Bank, N.A., Chase MetroTech Center, Brooklyn, New York 11245 (the "Trustee").

 (2) Summary of Significant Accounting Policies:

      Investments Valuation

      Investments, exclusive of temporary investments and guaranteed interest contracts, are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates market, and guaranteed interest contracts, which are fully benefit responsive, are valued at principal plus reinvested interest, at the contract rates, which is in accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

      Expenses

      Expenses of the Plan, other than investment management fees which are being paid from the Trust assets, are borne by the Participating Companies.

      Other

      Purchases and sales of securities are reflected on a trade-date basis except for the related party transactions described in Note 7. Gain or loss on sales of securities is determined on an average-cost basis.

      Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      The Plan presents in the statement of income and changes in plan equity the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

 (3) Contributions:

      An employee who elects to participate in the Plan may have contributed on his behalf an amount equal to up to 10% of his compensation received from a Participating Company for qualified employment, including payments made to him under any established plan providing for contingent compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under Section 401(k) of the Internal Revenue Code or may contribute the same as an after-tax investment contribution under Section 401(a) of the Internal Revenue Code. In addition to these amounts, each employee may contribute an additional 5% of his compensation as an after-tax investment contribution. All employee contributions are made by way of payroll deductions. An employee may elect the amount of his member contributions as of the first day of any calendar quarter. An employee may change the amount of his before-tax and after-tax investment contributions as of the first day of any calendar quarter. Before-tax and after-tax investment contributions may be suspended as of the first day of any month and may be resumed as of the first day of any subsequent calendar quarter. Notice of all such elections, changes, suspensions and resumptions shall be given by the employee by filing an appropriate form at least 30 days prior to the first day such election, change, suspension or resumption shall become effective. An employee may not make up suspended contributions.

      The aggregate before-tax investment contributions and the aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the Internal Revenue Code. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions.

      Concurrently with the payment to the Trustee of the contribution made by or on behalf of the employee, a Participating Company will voluntarily pay to the Trustee for such employee's company accounts an amount equal to 25% of the first 5% of compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of any calendar year to the Trustee for the Company accounts of each then active member.

      Employer contributions reflect a reduction of $220 in 1994 for forfeitures as described in Article IV of the Plan.

 (4) Investment of Funds:

      At December 31, 1994, there were a total of 4,419 participant accounts, which includes accounts of Plan members who have terminated employment and deferred their distribution to a later date. Participants direct the Trustee to invest their after-tax investment contributions and before-tax investment contributions made on their behalf in any one or more of the following funds; the number of participant directed accounts in each fund at December 31, 1994 is also shown:

           (a) in common stock of the Company or any securities convertible into such common stock (the "Stone & Webster Stock
               Fund") -- 1,833 participant accounts;

           (b) in common or capital stocks of other corporations or in securities convertible into such stocks (the "Equity Fund") -- 2,960 participant accounts;

           (c) in fixed-income investments of a short-term nature including, but not limited to, governmental and corporate obligations, trust and participation certificates, certificates of deposit and other evidence of indebtedness (the "Short Term
               Fund") -- 1,370 participant accounts;

           (d) in common or capital stocks of selected corporations that are considered by the Trustee to be financially sound but undervalued and currently out of favor (the "Value Equity Fund") -- 2,858 participant accounts; or

           (e) in guaranteed interest contracts with insurance companies (or other financial institutions) which generally provide for repayment of amounts deposited, plus accrued interest at predetermined interest rates over a given period of time and in U.S. government and agency securities (the "Assured Interest Fund") -- 2,855 participant accounts.

      Contributions invested in the Equity Fund, the Short Term Fund and the Value Equity Fund are invested solely at the discretion of the Trustee, whose performance is subject to review by the Committee. The Committee is required to report to the Board thereon at least annually.

      Investment accounts for matched contributions and for unmatched contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 10% of contributions.

      Any member may as of the first day of any calendar quarter change the investment directive as to his contributions by giving 30 days notice. Any member may transfer as of the first day of any calendar quarter all or part of the amount in his member's accounts in any Fund to another Fund by giving 30 days notice, except that transfers into the Stone & Webster Stock Fund are not permitted and transfers between the Assured Interest Fund and the Short Term Fund are not permitted.

      All Participating Company matching contributions will be invested in the Stone & Webster Stock Fund and amounts in a member's company accounts may not be transferred out of this Fund. Purchases of common stock of the Company may be made by the Trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the Trustee by the Company. It is the understanding of the Company that acquisitions of stock by the Trustee for the Stone & Webster Stock Fund have been made in the open market and from other Company qualified plans, namely the Employee Stock Ownership Plan and the Payroll-based Employee Stock Ownership Plan. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the Trustee, to the date hereof. In the event that any common stock of the Company is obtained by the Trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the common stock of the Company.

      The Stone & Webster Stock Fund is comprised of participant directed and non-participant directed amounts. Participant directed amounts represent employee contributions. Non-participant directed amounts represent employer contributions and cannot be transferred out of the Stone & Webster Stock Fund.

      The following Plan investments held at December 31, 1994 represent 5% or more of the net assets available for plan benefits: Stone & Webster, Incorporated Common Stock and Chase Manhattan Bank Temporary Investment Fund.

 (5) Guaranteed Interest Contracts:

      As of January 1, 1992, the name of the Guaranteed Interest Contract Fund was changed to the Assured Interest Fund, which now includes government securities.

      The Assured Interest Fund is administered so that the interest rate earned on all contributions and transfers will be a blended rate, based on the weighted average of the different guaranteed interest contracts and government securities in the Fund. This blended rate will vary depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Assured Interest Fund was 6.10% and 6.19% at December 31, 1994 and 1993, respectively, and was 6.15% for the year ended December 31, 1994.

      Guaranteed interest contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party.

      Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan places its guaranteed interest contracts with high-credit quality contract issuers and, by policy, limits the amount of credit exposure to any one issuer.

 (6) Loans Receivable:

      The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of loans is a minimum of one year, with a maximum of five years, or fifteen years if used to purchase a primary residence. The interest rate for loans is the greater of the prime rate at The Chase Manhattan Bank, N.A., plus 1% or the rate payable on 2-3 year Certificates of Deposit at The Chase Manhattan Bank, N.A., plus 2%.

 (7) Related Party Transactions:

      The following summarizes the purchases of Stone & Webster, Incorporated common stock from the Payroll-based Employee Stock Ownership Plan (PAYSOP) of Stone & Webster, Incorporated and Participating Subsidiaries during 1994 and 1993.

             Number     Price Used to
Date of      of             Value                    Purchased
Purchase     Shares     Purchase/Date       Amount     From
- --------                                    ----
                               27 5/8 @
  3/2/94     1,881             12/31/93     $ 52     PAYSOP
                               27 5/8 @
 4/20/94       109             12/31/93        3     PAYSOP
 6/22/94     1,203        30 @  3/31/94       36     PAYSOP
                               32 3/4 @
  9/2/94     3,296              6/30/94      108     PAYSOP
                               32 3/4 @
  9/9/94       293              6/30/94       10     PAYSOP
                               32 1/2 @
11/22/94     2,134              9/30/94       69     PAYSOP
                               25 1/4 @
  4/1/93       635             12/31/92       16     PAYSOP
                               25 1/4 @
 4/29/93       585             12/31/92       15     PAYSOP
                               23 3/8 @
 6/16/93     1,619              3/13/93       38     PAYSOP
                               24 3/4 @
  9/7/93     4,407              6/30/93      109     PAYSOP
                               29 1/8 @
11/19/93     2,215              9/30/93       65     PAYSOP
                               29 1/8 @
 12/6/93        64              9/30/93        2     PAYSOP

      Purchase date prices are based on agreements made prior to the end of a calendar quarter between the Plan and the PAYSOP, which generally establish the sale price as the closing market value on the last business day of the quarter preceding the sale.

 (8) Tax Status:

      The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the Code, meets the requirements of section 401(a) of the Code and therefore is exempt from Federal income taxes under section 501(a) of the Code.

      The Plan obtained its latest determination letter on March 31, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of and for the year ended December 31, 1994. On March 31, 1995 the Plan administrator filed with the IRS for a letter of favorable determination for the Plan as amended and restated January 1, 1994. To date, the IRS has not issued a new determination letter.

 (9) Reconciliation to Form 5500:


                                                                                  1994
                                                                                --------
     Plan Equity as of December 31, 1994 as stated in the financial
       statements...........................................................    $284,489
         Less: Distributions payable........................................      15,038
                                                                                --------
           Plan equity per Form 5500........................................    $269,451
                                                                                ========

      Amounts elected to be withdrawn by participants before the Plan's year end but which have not been distributed from the Plan by year end are required to be reported as a liability on Form 5500 but are not accrued on the balance sheet.

      The distributions payable of $15,038 has been reflected as a net reduction of net assets available for Plan benefits on Form 5500.

(10) Plan Amendment:

      Effective January 1, 1994, the Plan was amended to comply with section 404(a)(17)(A) of the Code, limiting annual benefit bearing compensation to $150. This amount will be indexed each year by the IRS to next lowest $10.

(11) Termination and Extension of the Plan:

      It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company. In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.


       AMOUNT/               DESCRIPTION                     COST      COST         MARKET                   ACCRUED        YIELD
       SHARES    ACCT NUMBER - % OF MARKET RATE MATURITY     PRICE     VALUE        PRICE     MARKET VALUE   INCOME     COST MARKET



                 FIXED INCOME - NON-CONVERTIBLE

                 SPECIAL INVESTMENTS

                 MISCELLANEOUS

                 STONE & WEBSTER INC OUTSTANDING
                 LNS                                                                 100.000
            1.00 *  P 48113          100.00                           6,424,879.69             6,424,879.69

            1    TOTAL  MISCELLANEOUS                                 6,651,443.55             6,651,443.55

            1    TOTAL SPECIAL INVESTMENTS                            6,651,443.55             6,651,443.55

                 CHASE COMMINGLED FUNDS - FIXED

                 CMB SHORT INTERMEDIATE MATURITY      7.551                           88.157                                   8.5
       51,629.01 *  P 90455          100.00                   94.24   4,865,557.70             4,551,479.98   29,219.44  8.0
       51,629.01    TOTAL CHASE COMMINGLED
                    FUNDS - FIXED                                     4,865,557.70             4,551,479.98   29,219.44  8.0   8.5
                    INSURANCE CONTRACTS

                 ALLSTATE LIFE GIC GA #5662                                          100.000
            1.00 *  P 94902          100.00                           5,822,451.04             5,822,451.04   36,567.13

                 CANADA LIFE ASSURANCE CO GIC
                 CONTRACT                                                            100.000
            1.00 *  P 94902          100.00                           3,311,584.21             3,311,584.21   12,619.31

                 COMMONWEALTH GIC CONTRACT
                 (ADA00456FR)                                                        100.000
            1.00 *  P 94902          100.00                           7,207,391.12             7,207,391.12   34,595.12

                 JOHN HANCOCK MUT LIFE INS CO                                        100.000
            1.00 *   P 94902         100.00                           1,745,434.81             1,745,434.81    7,474.45

                 JOHN HANCOCK MUTUAL LIFE INS CO                                     100.000
            1.00 *  P 94902          100.00                           4,981,394.22             4,981,394.22   25,795.09

                 JOHN HANCOCK MUTUAL LIFE INS CO                                     100.000
            1.00 *  P 94902          100.00                           2,441,540.34             2,441,540.34   10,158.13

                 JOHN HANCOCK MUTUAL LIFE INS CO                                     100.000
            1.00 *  P 94902          100.00                           1,972,678.88             1,972,678.88   10,013.95

                 LIFE OF VIRGINIA GIC CONTRACT                                       100.000
            1.00 *  P 94902          100.00                           4,188,033.62             4,188,033.62   18,002.29

                 LIFE OF VIRGINIA GIC
                 CONTRACT #GS-2612                                                   100.000
            1.00 *  P 94902          100.00                           2,633,151.32             2,633,151.32   13,190.59

                 LIFE OF VIRGINIA GIC
                 CONTRACT GS-2754                                                    100.000
            1.00 *  P 94902          100.00                           4,690,053.24             4,690,053.24   19,132.09

                 NORTHWESTERN NATL LIFE INS CO GIC                                   100.000
            1.00 *  P 94902          100.00                           2,264,381.52             2,264,381.52   17,542.67

                 PRINCIPAL MUTUAL LIFE INS CO                                      100.000
            1.00 *  P 94902          100.00                           1,604,584.13             1,604,584.13    5,721.58

                 PRINCIPAL MUT LIFE INS CO GIC 4-693                                 100.000
            1.00 *  P 94902          100.00                           4,760,483.79             4,760,483.79   30,086.52

                 PRINCIPAL MUT LIFE INS CO GIC 4-6732                                100.000
            1.00 *  P 94902          100.00                           5,034,358.65             5,034,358.65   29,574.80

                 PROTECTIVE LIFE INS CO GIC CONTRACT                                 100.000
            1.00 *  P 94902          100.00                           3,415,051.13             3,415,051.13   12,846.51

                 PROTECTIVE LIFE INSURANCE CO GA 245                                 100.000
            1.00 *  P 94902          100.00                           3,273,602.55             3,273,602.55   24,792.30

                 PROTECTIVE LIFE INS CO GA #1070                                     100.000
            1.00 *  P 94902          100.00                           1,792,798.02             1,792,798.02   10,689.13

                 PRUDENTIAL INS CO AMER GA 5288-213                                  100.000
            1.00 *  P 94902          100.00                           3,984,596.58             3,984,596.58   16,901.55

                 PRUDENTIAL INS CO AMER GA 5288-212                                  100.000
            1.00 *  P 94902          100.00                           2,188,271.72             2,188,271.72   10,044.16

                 PRUDENTIAL GIC CONTRACT GA 5288-214                                 100.000
            1.00 *  P 94902          100.00                           6,243,045.92             6,243,045.92   31,575.50

                 TRANSAMERICA OCCIDENTAL GIC                                         100.000
            1.00 *  P 94902          100.00                           5,177,272.68             5,177,272.68   22,967.77

           21    TOTAL INSURANCE CONTRACTS                           78,732,159.49            78,732,159.49  400,290.64

       51,651.01 TOTAL FIXED INCOME -
                 NON-CONVERTIBLE                                     90,249,160.74            89,935,083.02  429,510.08  0.4   0.4

                 FIXED INCOME - CONVERTIBLE

                 PREFERRED STOCK

                 PUBLIC ISSUES

                 CLIFFS DRILLING CO CONV PFD STOCK    2.312                           26.500                                   8.7
        3,500.00    P 94901          100.00                   20.00      70,000.00                92,750.00             11.5

        3,500    TOTAL PUBLIC ISSUES                                     70,000.00                92,750.00             11.5   8.7

        3,500    TOTAL PREFERRED STOCK                                   70,000.00                92,750.00             11.5   8.7

        3,500    TOTAL FIXED INCOME - CONVERTIBLE                        70,000.00                92,750.00             11.5   8.7

       55,151.01 TOTAL FIXED INCOME                                  90,319,160.74            90,027,833.02  429,510.08  0.4   0.4

                 EQUITIES

                    COMMON STOCK

                    AEROSPACE

                 BOEING CO COM                        1.000                           47.000                                   2.1
       40,000.00    P 90454          100.00                   44.52   1,780,775.00             1,880,000.00              2.2

                 HARLEY DAVIDSON INC COM               .160                           28.000                                    0.5
       45,000.00    P 90454          100.00                   14.36     646,130.25             1,260,000.00              1.1

       85,000    TOTAL AEROSPACE                                      2,426,905.25             3,140,000.00              1.9   1.5

                 CHEMICALS

                    SPECIALTY CHEMICALS

                 IMC FERTILIZER GROUP INC COM                                         43.750
       10,400.00    P 94901          100.00                   37.14     386,273.00               455,000.00    1,040.00

                 INDRESCO INC COM                                                     14.250
       15,000.00    P 94901          100.00                   10.15     152,320.50               213,750.00

                 STERLING CHEMS INC COM                                               13.125
       19,000.00    P 94901          100.00                    9.11     173,099.50               249,375.00

                 TETRA TECHNOLOGIES INC DEL COM                                       11.875
       20,000.00    P 94901          100.00                    8.78     175,625.00               237,500.00

                 WMX TECHNOLOGIES INC COM              .600                           26.125                                   2.2
       25,000.00    P 90454          100.00                   28.55     713,750.00               653,125.00    3,750.00  2.1

       89,400    TOTAL SPECIALTY CHEMICALS                            1,601,068.00             1,808,750.00    4,790.00  0.9   0.8

       89,400    TOTAL CHEMICALS                                      1,601,068.00             1,808,750.00    4,790.00  0.9   0.8

                 CONTAINERS

                    METAL AND GLASS

                 STONE CONTAINER CORP COM DELAWARE                                    17.375
       18,000.00    P 94901          100.00                   16.80     302,400.00               312,750.00

       18,000    TOTAL METAL AND GLASS                                  302,400.00               312,750.00

                    PAPER

                 GAYLORD CONTAINER CORP CL A COM                                       9.125
       47,000.00    P 94901          100.00                    6.05     284,350.00               428,875.00

       47,000    TOTAL PAPER                                            284,350.00               428,875.00

       65,000    TOTAL CONTAINERS                                       586,750.00               741,625.00

                 ELECTRICAL/ELECTRONICS

                    ELECTRICAL EQUIPMENT

                 AMPHENOL CORP CL A                                                   24.000
       11,500.00    P 94901          100.00                    8.35      96,013.56               276,000.00

                 BELDEN INC COM                        .200                           22.125                                   0.9
       20,000.00    P 90454          100.00                   19.06     381,200.00               442,500.00    1,000.00  1.0

                 MAGNETEK INC COM                                                     13.500
       36,000.00    P 94901          100.00                   13.61     489,798.31               486,000.00

                 THOMAS INDS INC COM                   .400                           14.375                                   2.7
       18,000.00    P 94901          100.00                   15.30     275,400.00               258,750.00    1,800.00  2.6

       85,500    TOTAL ELECTRICAL EQUIPMENT                           1,242,411.87             1,463,250.00    2,800.00  0.9   0.7

                    ELECTRONICS

                 CORNING INC COM                       .720                           29.875                                   2.4
       30,000.00    P 90454          100.00                   33.31     999,300.00               896,250.00              2.1

                 SCIENTIFIC ATLANTA INC COM            .060                           21.000                                   0.2
      100,000.00 P 90454             100.00                   12.88   1,288,240.00             2,100,000.00              0.4

      130,000    TOTAL ELECTRONICS                                    2,287,540.00             2,996,250.00              1.2   0.9

      215,500    TOTAL ELECTRICAL/ELECTRONICS                         3,529,951.87             4,459,500.00    2,800.00  1.1   0.8

                 FINANCIAL SERVICES

                    BANKS & FINANCIAL COMPANIES

                 BANKNORTH GROUP INC DEL COM           .600                           22.000                                   2.7
       23,900.00    P 94901          100.00                   14.06     336,150.00               525,800.00              4.2

                 CALIFORNIA FED BK A FED SVGS ANGELES                                 10.875
       18,500.00    P 94901          100.00                   11.84     219,068.66               201,187.50

                 CITY NATL CORP COM                    .200                           10.625                                   1.8
       21,000.00    P 94901          100.00                   10.65     223,688.41               223,125.00              1.8

                 DIME BANCORP INC COM                                                  7.750
       37,000.00    P 94901          100.00                    6.63     245,125.00               286,750.00

                 FOOTHILL GROUP INC CL A               .240                           15.000                                   1.6
       26,000.00    P 94901          100.00                    5.17     134,419.75               390,000.00    1,560.00  4.6

                 HIBERNIA CORP CLASS A                 .240                            7.750                                   3.0
       34,000.00    P 94901          100.00                    8.36     284,169.17               263,500.00              2.8

                 INDEPENDENT BK MASS COM               .160                            5.250                                   3.0
       25,000.00    P 94901          100.00                    6.58     164,375.00               131,250.00    1,000.00  2.4

                 NORTH FORK BANCORPORATION
                 INC N Y COM                           .400                           13.750                                   2.9
       22,000.00    P 94901          100.00                    8.56     188,337.60               302,500.00              4.6

                 POUGHKEEPSIE SVGS BK FSB NY COM                                       4.125
       33,000.00    P 94901          100.00                    4.75     156,750.00               136,125.00

                 RIGGS NATL CORP WASH D C COM                                          8.375
       30,000.00    P 94901          100.00                    9.36     280,918.99               251,250.00

                 SUMMIT BANCORPORATION COM             .840                           19.375                                   4.3
       14,300.00    P 94901          100.00                   12.60     180,125.00               277,062.50              6.6

                 VERMONT FINL SVCS CORP COM DEL        .680                           20.750                                   3.2
       12,000.00    P 94901          100.00                   16.33     196,000.20               249,000.00              4.1

      296,700    TOTAL BANKS & FINANCIAL COMPANIES                    2,609,127.78             3,237,550.00    2,560.00  2.5   2.0

                    BROKERAGE FIRM

                 DUKE RLTY INVTS INC COM NEW          1.880                           28.250                                   6.6
       10,500.00    P 94901          100.00                   26.90     282,401.70               296,625.00              6.9

       10,500    TOTAL BROKERAGE FIRM                                   282,401.70               296,625.00              6.9   6.6

                    INSURANCE - MULTIPLE LINE

                 AFLAC INC COM                         .460                           32.000                                   1.4
       67,500.00    P 90454          100.00                   16.06   1,084,195.80             2,160,000.00              2.8

                 ST PAULS COS INC COM                 1.500                           44.750                                   3.3
       15,000.00    P 90454          100.00                   45.24     678,649.50               671,250.00    5,625.00  3.3

       82,500    TOTAL INSURANCE - MULTIPLE LINE                      1,762,845.30             2,831,250.00    5,625.00  3.0   1.8

                    OTHER FINANCE COMPANIES

                 AMERICREDIT CORP COM                                                  6.000
       50,000.00    P 94901          100.00                    4.54     226,847.78               300,000.00

                 FREMONT GEN CORP COM                  .760                           23.375                                   3.2
       82,500.00    P 90454          100.00                   13.27   1,094,375.00             1,928,437.50   15,675.00  5.7

                 LAWYERS TITLE CORP COM                .120                           10.500                                   1.1
       30,000.00    P 94901          100.00                    6.96     208,749.73               315,000.00              1.7

                 LEHMAN BROS HLDGS INC COM             .200                           14.750                                   1.3
       14,000.00    P 90454          100.00                   16.21     226,925.35               206,500.00              1.2

                 READING & BATES CORP COM NEW                                          6.000
       45,000.00    P 94901          100.00                    5.49     246,873.50               270,000.00

      221,500    TOTAL OTHER FINANCE COMPANIES                        2,003,771.36             3,019,937.50   15,675.00  3.4   2.2

      611,200    TOTAL FINANCIAL SERVICES                             6,658,146.14             9,385,362.50   23,860.00  3.1   2.2

                 FOOD/HOUSEHOLD PRODUCTS

                    FOOD PROCESSING

                 FOODMAKER INC NEW COM NEW                                             4.250
       25,000.00    P 94901          100.00                   11.22     280,509.45               106,250.00

                 STOKELY USA INC COM                                                   5.750
       47,500.00    P 94901          100.00                    9.20     437,098.00               273,125.00

       72,500    TOTAL FOOD PROCESSING                                  717,607.45               379,375.00

       72,500    TOTAL FOOD/HOUSEHOLD PRODUCTS                          717,607.45               379,375.00

                 FUELS

                    DOMESTIC OILS

                 ATLANTIC RICHFIELD CO COM DEL        5.500                          101.750                                   5.4
       20,000.00    P 90454          100.00                   98.69   1,973,875.00             2,035,000.00              5.5

                 OCCIDENTAL PETE CORP COM             1.000                           19.250                                   5.1
       50,000.00    P 90454          100.00                   21.94   1,096,750.00               962,500.00   12,500.00  4.5

                 ORYX ENERGY CO COM                                                   11.875
       80,000.00    P 90454          100.00                   16.57   1,325,240.00               950,000.00

      150,000    TOTAL DOMESTIC OILS                                  4,395,865.00             3,947,500.00   12,500.00  3.6   4.0

                    INTERNATIONAL OILS

                 PHILLIPS PETE CO COM                 1.120                           32.750                                   3.4
       65,000.00    P 90454          100.00                   30.98   2,013,719.50             2,128,750.00              3.6

       65,000    TOTAL INTERNATIONAL OILS                             2,013,719.50             2,128,750.00              3.6   3.4

                    OILS SERVICE

                 ANADARKO PETE CORP COM                .300                           38.500                                   0.7
       30,000.00    P 90454          100.00                   48.28   1,448,310.00             1,155,000.00              0.6

                 ENERGY SVC INC COM NEW                                               12.375
       50,000.00    P 94901          100.00                    6.64     332,095.50               618,750.00

                 GLOBAL MARINE INC COM NEW                                             3.625
      199,000.00    P 94901          100.00                    3.11     617,944.80               721,375.00

                 NL INDS INC COM NEW                                                  12.625
       25,500.00    P 94901          100.00                    9.63     245,451.66               321,937.50

                 NABORS INDS INC COM                                                   6.500
      130,000.00    P 90454           79.75                    7.33     952,800.00               845,000.00
       33,000.00    P 94901           20.24                    7.02     231,600.00               214,500.00

      163,000    TOTAL                                         7.27   1,184,400.00             1,059,500.00

                 NOBLE DRILLING CORP COM                                               5.875
      118,000.00    P 94901          100.00                    6.59     777,997.20               693,250.00

                 PARKER DRILLING CO COM                                                4.750
       42,000.00    P 94901          100.00                    5.55     233,100.00               199,500.00

                 POOL ENERGY SVCS CO COM                                               6.750
       29,000.00    P 94901          100.00                    8.21     238,185.20               195,750.00

      656,500    TOTAL   OILS SERVICE                                 5,077,484.36             4,965,062.50              0.1   0.1

      871,500    TOTAL FUELS                                         11,487,068.86            11,041,312.50   12,500.00  2.1   2.1

                 HEALTH/PERSONAL CARE DRUGS

                 ALZA CORP COM                                                        18.000
       40,000.00    P 90454          100.00                   33.58   1,343,269.17               720,000.00

                 AMGEN INC DELAWARE PV $0.0001                                        59.000
       30,000.00    P 90454          100.00                   42.00   1,260,000.00             1,770,000.00

                 SCHERING PLOUGH CORP COM             2.040                           74.000                                   2.7
       20,000.00    P 90454          100.00                   25.60     511,934.00             1,480,000.00              7.9

       90,000       TOTAL DRUGS                                       3,115,203.17             3,970,000.00              1.3   1.0

                 HOSPITAL SERVICE

                 AMSCO INTL INC COM                                                    9.125
       30,500.00    P 94901          100.00                   11.16     340,325.76               278,312.50

                 APPLIED BIOSCIENCE INTL INC COM                                       5.500
       30,000.00    P 94901          100.00                    6.19     185,625.00               165,000.00

                 CENTOCOR INC COM                                                     16.250
       25,400.00    P 94901          100.00                    4.66     118,326.96               412,750.00

                 COLLAGEN CORP COM                     .150                           22.750                                   0.6
       16,100.00    P 94901          100.00                   21.41     344,697.71               366,275.00    1,207.50  0.7

                 COMMUNITY PSYCHIATRIC CTRS COM                                       11.000
      100,000.00    P 90454           83.33                   12.47   1,246,830.00             1,100,000.00
       20,000.00    P 94901           16.66                   12.66     253,260.00               220,000.00

      120,000    TOTAL                                        12.50   1,500,090.00             1,320,000.00

                 HEALTHDYNE INC COM                                                    8.000
       34,000.00    P 94901          100.00                    8.33     283,124.00               272,000.00

                 JOHNSON & JOHNSON COM                1.160                           54.750                                   2.1
       20,000.00    P 90454          100.00                   53.96   1,079,109.00             1,095,000.00              2.1

                 RAMSAY HEALTH CARE INC COM NEW                                        6.500
       31,000.00    P 94901          100.00                    7.87     243,873.51               201,500.00

                 SIERRA HEALTH SVCS INC COM                                           31.625
       60,000.00    P 90454          100.00                   11.57     694,245.00             1,897,500.00

      367,000    TOTAL HOSPITAL SERVICE                               4,789,416.94             6,008,337.50    1,207.50  0.5   0.4

      457,000    TOTAL HEALTH/PERSONAL CARE                           7,904,620.11             9,978,337.50    1,207.50  0.8   0.6

                    LEISURE/COMMUNICATIONS

                    BROADCASTING & PUBLISHING

                 HEFTEL BROADCASTING CORP CL A                                        10.000
       17,000.00    P 94901          100.00                   10.00     170,000.80               170,000.00

                 SAFECARD SVCS INC COM                 .200                           18.875                                   1.0
       10,500.00    P 94901          100.00                    7.97      83,640.18               198,187.50              2.5

       27,500    TOTAL   BROADCASTING & PUBLISHING                      253,640.98               368,187.50              0.8   0.5

                 ENTERTAINMENT

                 TRANS WORLD ENTMT CORP COM                                            7.750
       25,000.00    P 94901          100.00                   13.90     347,500.00               193,750.00

       25,000    TOTAL   ENTERTAINMENT                                  347,500.00               193,750.00

                 LEISURE

                 OUTBOARD MARINE CORP COM              .400                           19.625                                   2.0
       13,000.00    P 94901          100.00                   18.42     239,412.33               255,125.00              2.1

       13,000    TOTAL  LEISURE                                         239,412.33               255,125.00              2.1   2.0

       65,500    TOTAL LEISURE/COMMUNICATIONS                           840,553.31               817,062.50              0.8   0.8

                 MACHINERY

                    CONSTRUCTION & MATERIAL

                 DEERE & CO COM                       2.200                           66.250                                    3.3

       25,000.00    P 90454          100.00                   68.69   1,717,125.00             1,656,250.00   13,750.00  3.2

                 HARNISCHFEGER INDS INC COM            .400                           28.125                                   1.4
       11,000.00    P 94901          100.00                   24.77     272,437.00               309,375.00    1,100.00  1.6

                 STONE & WEBSTER INC COM               .600                           33.250                                   1.8
    1,885,634.00    P 90453          100.00                   26.03  49,075,441.22            62,697,330.50  283,130.25  2.3

                 WYMAN GORDON CO COM                                                   6.250
       25,000.00    P 94901          100.00                    6.19     154,687.50               156,250.00

    1,946,634    TOTAL CONSTRUCTION & MATERIAL                       51,219,690.72            64,819,205.50  297,980.25  2.3   1.8

                 INDUSTRIAL

                 ACME CLEVELAND CORP COM               .440                           10.500                                   4.1
       25,000.00    P 94901          100.00                   10.80     269,900.00               262,500.00              4.0

                 IMO INDS INC COM                                                     12.250
       58,200.00    P 94901          100.00                    7.60     442,237.00               712,950.00

                 TIMKEN CO COM                        1.000                           35.250                                   2.8
        9,200.00    P 94901          100.00                   35.04     322,324.65               324,300.00              2.8

       92,400    TOTAL   INDUSTRIAL                                   1,034,461.65             1,299,750.00              1.9   1.5

    2,039,034    TOTAL MACHINERY                                     52,254,152.37            66,118,955.50  297,980.25  2.3   1.8

                 METALS

                    ALUMINUM

                 KAISER ALUM CORP COM                                                 10.875
       23,000.00    P 94901          100.00                   11.03     253,575.20               250,125.00

       23,000    TOTAL  ALUMINUM                                        253,575.20               250,125.00

                    GOLD

                 FMC GOLD CO COM                       .050                            3.375                                   1.4
       17,400.00    P 94901          100.00                    6.59     114,668.10                58,725.00      870.00  0.7

       17,400    TOTAL  GOLD                                            114,668.10                58,725.00      870.00  0.7   1.4

                    STEEL

                 NUCOR CORP COM                        .180                           55.375                                   0.3
       20,000.00    P 90454          100.00                   18.05     361,046.07             1,107,500.00      900.00  0.9

                 SUNSHINE MNG & REFINING CO COM                                        1.625
       37,000.00    P 94901          100.00                    3.45     127,539.00                60,125.00

       57,000    TOTAL STEEL                                            488,585.07             1,167,625.00      900.00  0.7   0.3

       97,400    TOTAL METALS                                           856,828.37             1,476,475.00    1,770.00  0.5   0.3

                 OFFICE EQUIPMENT

                 COMPUTERS

                 COMPUTERVISION CORP NEW COM           .040                            3.875                                   1.0
       55,000.00    P 94901          100.00                    5.33     293,220.08               213,125.00              0.7

                 MICRON TECHNOLOGY INC COM             .200                           44.125                                   0.4
       55,000.00    P 90454          100.00                   19.79   1,088,340.00             2,426,875.00    2,750.00  1.0

                 NOVELL INC COM                                                       17.125
       60,000.00    P 90454          100.00                    3.46     207,390.00             1,027,500.00

                 STORAGE TECHNOLOGY CORP COM                                          29.000
       31,000.00    P 94901          100.00                   30.72     952,336.94               899,000.00

      201,000    TOTAL COMPUTERS                                      2,541,287.02             4,566,500.00    2,750.00  0.5   0.2

                 OFFICE EQUIPMENT

                 CERIDIAN CORP COM                                                    26.875
        5,500.00    P 94901          100.00                   11.37      62,528.18               147,812.50

                 POLICY MGMT SYS CORP COM                                             42.000
        9,500.00    P 94901          100.00                   30.97     294,200.75               399,000.00

                 XEROX CORP COM                       3.000                           99.000                                   3.0
       10,000.00    P 90454          100.00                  104.39   1,043,895.00               990,000.00    7,500.00  2.8

       25,000    TOTAL OFFICE EQUIPMENT                               1,400,623.93             1,536,812.50    7,500.00  2.1   1.9

      226,000    TOTAL OFFICE EQUIPMENT                               3,941,910.95             6,103,312.50   10,250.00  1.1   0.7

                 PUBLIC UTILITIES

                 ELECTRIC

                 NACCO INDS INC CL A                   .680                           48.375                                   1.4
        5,000.00    P 94901          100.00                   49.02     245,080.52               241,875.00              1.3

        5,000       TOTAL ELECTRIC                                      245,080.52               241,875.00              1.3   1.4

                    TELEPHONE

                 AT&T CORP COM                        1.320                           50.250                                   2.6
       22,000.00    P 90454          100.00                   53.29   1,172,320.00             1,105,500.00    7,260.00  2.4

                 EXECUTONE INFORMATION SYS INC COM                                     3.250
      130,000.00    P 94901          100.00                    2.00     260,062.50               422,500.00

                 PEOPLES TELE CO COM                                                   4.563

       46,600.00    P 94901          100.00                    6.10     284,262.50               212,635.80

      198,600      TOTAL TELEPHONE                                    1,716,645.00             1,740,635.80    7,260.00  1.6   1.6

      203,600      TOTAL PUBLIC UTILITIES                             1,961,725.52             1,982,510.80    7,260.00  1.6   1.6

                    RETAIL MERCHANDISING

                    CHAIN STORES (NON FOOD)

                 WAL MART STORES INC COM               .170                           21.250                                   0.8

       80,000.00    P 90454          100.00                    9.17     733,928.00             1,700,000.00    3,400.00  1.8
       80,000    TOTAL  CHAIN STORES (NON FOOD)                         733,928.00             1,700,000.00    3,400.00  1.8   0.8

                 DEPARTMENT STORES

                 VONS COS INC COM                                                     18.000
       17,500.00    P 94901          100.00                   17.76     310,793.20               315,000.00
       17,500    TOTAL  DEPARTMENT STORES                               310,793.20               315,000.00

                 FOOD CHAINS

                 MICHAEL FOODS INC COM                 .200                            9.875                                   2.0
       14,000.00    P 94901          100.00                   12.41     173,750.00               138,250.00              1.6

                 SMITHS FOOD & DRUG CTRS INC CL B COM  .520                           25.125                                   2.0
       12,500.00    P 94901          100.00                   21.50     268,754.40               314,062.50              2.4
       26,500    TOTAL  FOOD CHAINS                                     442,504.40               452,312.50              2.1   2.0

                    SPECIALTY STORES

                 CLAIRES STORES INC COM                .120                           12.000                                   1.0

        9,500.00    P 94901          100.00                    9.15      86,884.15               114,000.00              1.3

                 PIER 1 IMPORTS INC COM                .120                            9.250                                    1.2
       23,304.00    P 94901          100.00                    5.28     122,965.11               215,562.00              2.2

                 PRICE / COSTCO INC COM                                               12.875
       70,000.00    P 90454          100.00                   20.88   1,461,530.00               901,250.00

                 UNITED STATES SHOE CORP COM           .320                           18.750                                   1.7
        9,000.00    P 94901          100.00                   19.23     173,111.40               168,750.00      720.00  1.6

      111,804    TOTAL   SPECIALTY STORES                             1,844,490.66             1,399,562.00      720.00  0.3   0.4

      235,804    TOTAL RETAIL MERCHANDISING                           3,331,716.26             3,866,874.50    4,120.00  0.8   0.7

                 TEXTILE/APPAREL

                 APPAREL MANUFACTURES

                 JONES APPAREL GROUP INC COM                                          25.750
       40,000.00    P 90454          100.00                   25.32   1,012,999.00             1,030,000.00

                 RUSSELL CORP COM                      .480                           31.375                                   1.5
       40,000.00    P 90454          100.00                   30.17   1,206,850.00             1,255,000.00              1.5

       80,000    TOTAL   APPAREL MANUFACTURES                         2,219,849.00             2,285,000.00              0.8   0.8

                 TEXTILE PRODUCERS

                 NORTEK INC COM DELAWARE                                              11.875
       50,000.00    P 94901          100.00                    6.52     325,905.80               593,750.00

       50,000    TOTAL   TEXTILE PRODUCERS                              325,905.80               593,750.00

      130,000    TOTAL TEXTILE/APPAREL                                2,545,754.80             2,878,750.00              0.7   0.6

                 TRANSPORTATION

                  MOTOR CARRIERS
                 CONSOLIDATED FREIGHTWAYS INC COM      .400                           22.375                                   1.7
        7,900.00    P 94901          100.00                   14.78     116,731.66               176,762.50      790.00  2.7

                 REXALL SUNDOWN INC COM                                                9.750
        5,000.00    P 94901          100.00                   11.38      56,875.00                48,750.00

       12,900    TOTAL   MOTOR CARRIERS                                 173,606.66               225,512.50      790.00  1.8   1.4

       12,900    TOTAL TRANSPORTATION                                   173,606.66               225,512.50      790.00  1.8   1.4

                 MISCELLANEOUS

                  ADDINGTON RES INC COM                                                9.750
        9,500.00    P 94901          100.00                   17.23     163,710.65                92,625.00

                 BAY NETWORKS INC COM                                                 29.500
       40,000.00    P 90454          100.00                   19.38     775,000.00             1,180,000.00

                 CATELLUS DEV CORP COM                                                 5.875
       23,575.00    P 94901          100.00                    7.31     172,333.25               138,503.13

                 CHART HOUSE ENTERPRISES INC COM                                       9.375
       30,000.00    P 94901          100.00                    8.05     241,551.00               281,250.00

                 FIBREBOARD CORP NEW COM                                              27.375
       14,300.00    P 94901          100.00                   20.40     291,706.07               391,462.50

                 HARMAN INTL INDS INC NEW COM          .160                           37.000                                   0.4
        6,600.00    P 94901          100.00                    9.85      65,008.94               244,200.00              1.6

                 INSITUFORM TECHNOLOGIES INC CL A                                     11.625
       20,000.00    P 94901          100.00                   15.12     302,422.20               232,500.00

                 LESLIES POOLMART COM                                                 13.250
       23,100.00    P 94901          100.00                    6.95     160,500.00               306,075.00

                 MEDITRUST SH BEN   INT               2.620                           30.250                                   8.6
        6,800.00    P 94901          100.00                   34.68     235,790.00               205,700.00              7.5

                 SCHWITZER INC COM                                                     8.000
       63,500.00    P 94901          100.00                    7.24     459,965.00               508,000.00

                 TELXON CORP COM                       .010                           13.750
       18,250.00    P 94901          100.00                    8.93     162,958.54               250,937.50              0.1

                 WESTCORP INC (CALIF.)                 .300                            9.125                                   3.2
       21,000.00    P 94901          100.00                    8.38     176,000.00               191,625.00              3.5

      276,625    TOTAL MISCELLANEOUS                                  3,206,945.65             4,022,878.13              0.7   0.6

    5,753,963    TOTAL COMMON STOCK                                 104,025,311.57           128,426,593.93  367,327.75  1.9   1.5

                 CHASE COMMINGLED FUNDS - EQUITY

                 CMB MED CAPITALIZATION EQUITY FD     9.814                          871.566                                   1.1
        4,568.91 *  P 90454          100.00                  426.88   1,950,380.85             3,982,110.01    5,963.20  2.2

                 CMB SMALL CAPITALIZATION GROWTH FD  10.112                         1009.034                                   1.0
        1,570.11 *  P 90454          100.00                  431.93     678,175.15             1,584,295.72    1,634.85  2.3

        6,139.02    TOTAL CHASE COMMINGLED
                    FUNDS -EQUITY                                     2,628,556.00             5,566,405.73    7,598.05  2.3   1.0

    5,760,102.02    TOTAL EQUITIES                                  106,653,867.57           133,992,999.66  374,925.80  1.9   1.5

    5,815,253.03    TOTAL PERMANENTLY
                    INVESTED FUNDS                                  196,973,028.31           224,020,832.68  804,435.88  1.2   1.0

                    TEMPORARY INVESTMENTS

                 CHASE TEMPORARY INVESTMENT FUNDS

                 CHASE BANK TEMPORARY INVESTMENT
                 FUND                                                                100.000
      241,198.02 *  P 90453            1.10                    1.00     241,198.02               241,198.02
   11,407,352.82 *  P 90454           52.21                    1.00  11,407,352.82            11,407,352.82
   10,196,498.64 *  P 90455           46.67                    1.00  10,196,498.64            10,196,498.64

   21,845,049.48    TOTAL                                    100.00  21,845,049.48            21,845,049.48

                 CHASE BK DOMESTIC LIQUIDITY FD                                      100.000
   29,667,932.75 *  P 94901           81.97                    1.00  29,667,932.75            29,667,932.75
    6,524,033.95 *  P 94902           18.02                    1.00   6,524,033.95             6,524,033.95

   36,191,966.70    TOTAL                                    100.00  36,191,966.70            36,191,966.70

   58,037,016.18 TOTAL CHASE TEMPORARY INVESTMENT FUNDS              58,037,016.18            58,037,016.18

                 TREASURY BILLS

                 UNITED STATES TREASURY BILL   01/26/95                               99.697                                   4.7
    1,100,000.00 P 94901             100.00                    0.98   1,082,510.31             1,096,667.00

    1,100,000    TOTAL  TREASURY BILLS                                1,082,510.31             1,096,667.00

   59,137,016.18 TOTAL TEMPORARY INVESTMENTS                         59,119,526.49            59,133,683.18

   64,952,269.21 TOTAL INVESTMENTS CONTRACT POSITION                255,865,990.94           282,927,952.00      804,435.88

                 CASH                                                   (56,057.45)              (56,057.45)

                 TRADE RECEIVABLE                                       731,953.10               731,953.10

                 CASH PLUS TRADE RECEIVABLE/(PAYABLES)                  675,895.65               675,895.65

                 EX-DIVIDEND                                            374,925.80               374,925.80

                 ACCRUALS                                               429,510.08               429,510.08

                 INCREMENT                                               14,156.69

                 TOTAL INCOME RECEIVABLE                                818,592.57               804,435.88

                 TOTAL ASSETS CONTRACT POSITION                     257,360,479.12           284,408,283.53

                 NET ASSETS CONTRACT POSITION                       257,360,479.12           284,408,283.53


EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
INCORPORATED AND PARTICIPATING SUBSIDIARIES
FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE
TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994

(All dollar amounts, except per share amounts, are in thousands.)


                     Description of Asset (Including                                  Expense                 Current      Net
Identity of Party    rate and maturity in case of a   Purchase   Selling     Lease    Incurred with   Cost    Value        Gain or
Involved (Note 1)    Loan)                            Price      Price       Rental   Transactions  of Asset  of Asset     (Loss)


The Chase Manhattan  431 Transactions - Temporary     $100.00       -           -          -         $45,978       $45,978     -0-
Bank, N.A.           Investment Fund

The Chase Manhattan  193 Transactions - Temporary           -    $100.00        -          -         $42,515       $42,515     -0-
Bank, N.A.           Investment Fund

The Chase Manhattan  260 Transactions - Domestic      $100.00          -        -          -         $63,205       $63,205     -0-
Bank, N.A.           Liquidity Fund

The Chase Manhattan  141 Transactions - Domestic            -    $100.00        -          -         $34,657       $34,657     -0-
Bank, N.A.           Liquidity Fund

U.S. Government      1 Transaction - U.S.                   -    $100.00        -          -         $17,860             -     -0-
                     Treasury Bills


Notes:


1.   All orders placed by the Chase Manhattan Bank, N.A.,
     Trustee under the Employee Investment Plan of Stone &
     Webster, Incorporated and Participating Subsidiaries.